UF 12-4-02

om

02054626

SECU[...] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-32233

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2001 (MM/DD/YY) AND ENDING 09-30-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Craig & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Fifth Ave., Suite 1800
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

SEC MAIL PROCESSING RECEIVED DEC 0 2 2002 WASH. D.C. 180 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Craig 206/956-0898
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown Inc., P.C.
(Name — if individual, state last, first, middle name)

419 Occidental Ave. So., Suite 600 (Address) Seattle, (City) WA (State) 98104 (Zip Code)

PROCESSED
DEC 0 5 2002
THOMSON FINANCIAL P

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

12-12

OATH OR AFFIRMATION

I, Gary L. Craig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig & Associates, Inc., as of September 30 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

Notary Public

JOHN C. TATE
STATE OF WASHINGTON
NOTARY PUBLIC
MY COMMISSION EXPIRES 12-10-05

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG & ASSOCIATES, INC.

Financial Statements
and Supplementary Information

September 30, 2002

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

November 6, 2002

To the Board of Directors
Craig & Associates, Inc.
Seattle, WA

We have audited the accompanying balance sheet of Craig & Associates, Inc., as of September 30, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Craig & Associates, Inc., as of September 30, 2001, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown Inc., P.C.

Jack W. Brown Inc., P.C.
Seattle, WA
November 6, 2002

CRAIG & ASSOCIATES, INC.
BALANCE SHEET

ASSETS	September 30, 2002
Current	
Cash	$ 85,020
Certificates of Deposit	17,992
Total current assets	103,012
Property & Equipment (Note 1)	
Office equipment	14,213
Furniture & fixtures	7,200
	21,413
Less accumulated depreciation	(21,413)
Total property & equipment	-0-
Other Assets	
NASDAQ investment	111,600
TOTAL ASSETS	$ 214,612
LIABILITIES & STOCKHOLDERS' EQUITY	
Current Liabilities	
Federal income tax payable	12,986
Stockholders' Equity	
Common stock, $1 par value, 10,000 shares authorized, and 10,000 shares issued and outstanding	10,000
Additional paid in capital	95,000
Retained earnings	96,626
Stockholders' Equity	201,626
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 214,612

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF INCOME & RETAINED EARNINGS

	Year Ended September 30, 2002
INCOME	
Concessions	$ 455,085
EXPENSES	
Concession Expenses	374,070
Professional Services	3,970
Office Expenses	26
Taxes & Licenses	7,164
General Insurance	530
Miscellaneous	(334)
Total Expenses	385,426
Income from operations	69,659
Other Income	
Interest income	531
Income before provision for federal income tax	70,190
Provision for federal income tax	12,986
NET INCOME	57,204
RETAINED EARNINGS, October 1, 2001	39,422
RETAINED EARNINGS, September 30, 2002	$ 96,626

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS

	Year Ended September 30, 2002
Cash flows from operating activities	
Net Income	$ 57,204
Total cash flow from operating activities	57,204
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in concession receivable	3,828
Decrease in concession payables	(68)
Increase in accrued expenses & federal income tax payable	10,926
Total adjustments	14,686
Net increase in cash & cash equivalents	71,890
Cash & cash equivalents at beginning of year	31,122
Cash & cash equivalents at end of year	$ 103,012

See accompanying notes to the financial statements

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A. Nature of business: Craig & Associates, Inc., is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1984.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation is computed over three and five years using accelerated methods. Depreciation expense for the current year was 0.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of less than 12 months.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid. There was no deferred income tax at September 30, 2002.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTARY INFORMATION

2. **NET CAPITAL REQUIREMENT**:

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended September 30, 2002, the Company's net capital balance was $90,026.

CRAIG & COMPANY, INC.
COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for
BROKER-DEALERS September 30, 2002

UNDER RULE 15c3-3
For the Year Ended September 30, 2002

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

CRAIG & COMPANY, INC.
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, September 30, 2002	$ 201,626
Less Non-Allowable Assets	111,600
Net Capital, September 30, 2002	$ 90,026

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

CRAIG & COMPANY, INC.
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL

Differences		Unaudited Form X-17A-5 Part II Prepared by Craig & Associates Filed on	Audited Form X17A Part IIA	Differences
Page 3				
	Lines 1 & 3	$98,694	$90,026	($ 8,668)

Explanations

Lines 1 & 3	Understated cash	4,318
	Understated income tax payable	(12,986)
		($ 8,668)